UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2016
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 2, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2016. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 3, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 2, 2016

Table of Contents	Exhibit 99.1

QIAGEN reports results for third quarter and first nine months of 2016

•	QIAGEN records strong third quarter with accelerating 2016 performance:

◦	Q3 2016: Net sales of $338.7 million (+8% actual, +9% constant exchange rates, CER); EPS of $0.14; adjusted EPS of $0.29 ($0.29 CER)

◦	Free cash flow in first nine months of 2016 up 15% to $187 million

•	Molecular Diagnostics and Life Sciences customer classes deliver strong performance as Sample to Insight portfolio transformation builds momentum

•	Initiatives advancing to adjust cost base after period of investments, goal to sustain faster sales momentum while delivering margin gains

•	QIAGEN on track to achieve 6-7% CER sales growth for 2016 and adjusted EPS target before restructuring costs; initial sales and adjusted EPS outlook for 2017

•	$250 million synthetic share repurchase set for completion in early 2017 as part of commitment to return $300 million by end of 2017
Venlo, the Netherlands, November 2, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2016, delivering on goals for higher net sales and adjusted earnings per share.
“We are pleased with the strong results for the third quarter, and the first nine months of 2016. These show QIAGEN’s transformation is building momentum and a new sales growth trajectory is materializing. We are convinced these efforts to expand our leadership in molecular testing with a differentiated portfolio serving customers across the continuum from basic research to clinical healthcare will create significant value,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“All customer classes and regions grew in the third quarter. Molecular Diagnostics led the performance with 12% sales growth at constant exchange rates, excluding the expected headwind from lower U.S. HPV test sales. The Academia, Pharma and Applied Testing customer classes also showed good underlying growth that was further supported by contributions from the acquisition of Exiqon A/S, a leader in RNA technologies. Among the growth drivers, the QuantiFERON latent TB test remains on track for full-year growth above the 25% CER target, while our Personalized Healthcare franchise grew on higher sales of ipsogen blood cancer tests and increased revenues from pharma partnerships to co-develop companion diagnostics. QIAsymphony placements are also tracking well toward the year-end target of more than 1,750 cumulative placements. We are pleased with the very positive customer response to the GeneReader NGS System and have seen a strong performance during this first year of commercialization despite litigation-related restrictions in marketing to new customers in the United States. We believe in the intellectual property supporting our entry into clinical next-generation sequencing with this innovative system, and have accelerated development plans with a goal to return to the U.S. market in 2017,” said Schatz.
“We are moving ahead to achieve our goals for an improving sales performance during 2016, and are advancing efficiency initiatives that will support our sales momentum while delivering significant operating leverage,” said Schatz. “We are positioned to create greater value and are looking forward to a stronger performance in 2017 and the coming years.”
Third quarter 2016 results
In the third quarter of 2016, net sales grew 8% at actual rates to $338.7 million compared to the same period of 2015 and rose 9% at constant exchange rates (CER), with one percentage point of adverse currency movements. Net sales rose 10% CER excluding U.S. HPV test sales, which created the expected one percentage point of headwind in 2016 results and represented 2% of total sales. Six percentage points of total CER growth was organic. As expected, three percentage points of growth came from the late 2015 acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, and the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies. All customer classes and regions supported higher sales of consumables and related revenues (+9% CER / 88% of sales) and instruments (+3% CER / 12% of sales). Molecular Diagnostics delivered 12% CER growth excluding U.S. HPV test sales, while the Applied Testing, Pharma and Academia customer classes all had good underlying gains complemented by the acquisitions. Sales rose 1% CER in the Europe / Middle East / Africa region, as softer trends were seen among Life Science customers in some European countries. However, the Americas region grew 11% CER on better funding in the U.S., while China and Japan generated double-digit CER gains to lead the Asia-Pacific / Japan region to 21% CER growth.
Operating income was $47.0 million in the third quarter of 2016 and grew 2% from $46.2 million in the same period of 2015. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, increased 11% to $86.8 million compared to $78.3 million a year ago, and the adjusted operating income margin was 26% of sales compared to 25% in the same period of 2015. The adjusted gross margin improved by about 60 basis points while remaining at about 71% of sales compared to the year-ago period. Sales & Marketing expenses and Research & Development declined as a percentage of sales in the third quarter of 2016 following investments during the first half of the year to accelerate product development and commercialization as well as geographic expansion. General & Administrative expenses were slightly higher as a percentage of sales than in the year-ago quarter.
Net income attributable to owners of QIAGEN N.V. was $33.8 million, or $0.14 per diluted share (based on 238.3 million diluted shares) compared to $33.9 million, or $0.14 per share (based on 237.1 million diluted shares) a year ago. Adjusted net income was $68.2 million, or $0.29 per share ($0.29 CER), up from $63.2 million, or $0.27 per share, in the third quarter of 2015.
Balance sheet and cash flows
At September 30, 2016, cash and cash equivalents rose to $354.6 million from $290.0 million at December 31, 2015. Net cash provided by operating activities was $241.6 million in the first nine months of 2016, up from $230.7 million in the year-ago period. Purchases of Property, Plant and Equipment declined to $54.8 million in the first nine months of 2016 from $67.7 million in the year-ago period. As a result, free cash flow rose 15% to $186.7 million in the first nine months of 2016 from $163.1 million in the year-ago period. Net cash used in investing activities was $163.3 million in the first nine months of 2016, which included $90.5 million for the acquisition of Exiqon, compared to $17.1 million in the prior-year period. Net cash used in financing activities was $15.8 million compared to $262.2 million in the first nine months of 2015, which included $251.4 million for debt repayment.
“We continue to make progress on the goals set for 2016, delivering faster sales growth than in 2015 and a 15% increase in free cash flow for the first nine months of this year,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are well underway with efficiency initiatives that involve targeted actions to adjust our cost base after a period of investment, such as closing two sites, expanding our shared service centers, and improving the way we engage with customers through marketing and sales channels. Although adjusted results in 2016 will include restructuring charges, we are convinced these actions will enable us to sustain solid sales growth and accelerate adjusted earnings in 2017 and the coming years. We intend to complete the $250 million repurchase plan in early 2017, showing our commitment to improve returns while maintaining strategic flexibility.”
Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Third quarter			First nine months
	2016	2015	Change	2016	2015	Change
Net sales	338.7	314.6	8% (9% CER)	971.5	932.4	4% (6% CER)
Operating income	47.0	46.2	2%	91.9	121.3	-24%
Adjusted operating income	86.8	78.3	11%	209.3	224.6	-7%
Net income	33.8	33.9	-1%	69.6	78.5	-11%
Adjusted net income	68.2	63.2	8%	169.2	175.6	-4%
Diluted EPS(1)	$0.14	$0.14		$0.29	$0.33
Adjusted diluted EPS(1)	$0.29	$0.27		$0.71	$0.74

Net cash provided by operating activities	93.8	96.1		241.6	230.7
Less purchases of property, plant and equipment	(15.0)	(17.1)		(54.8)	(67.7)
Free cash flow	78.8	79.0		186.7	163.1
(1) Weighted number of diluted shares (Q3 2016: 238.3 million, Q3 2015: 237.1 million) (9M 2016: 237.5 million, 9M 2015: 237.2 million)
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
Net sales by product category and customer class

	Third quarter 2016			First nine months 2016
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$298	9%	88%	$852	6%	88%
Instruments	$41	3%	12%	$120	4%	12%

Molecular Diagnostics(1)	$169	9%	50%	$478	5%	49%
Of which: U.S. HPV test solutions	$7	-28%	2%	$22	-37%	2%
MDx excluding U.S. HPV (1)	$162	12%	48%	$456	9%	47%
Applied Testing	$31	12%	9%	$85	6%	9%
Pharma	$66	8%	20%	$196	8%	20%
Academia	$73	7%	21%	$212	5%	22%
(1) Includes companion diagnostic co-development revenues (Q3 2016: $9 m, +66% CER) and 9M 2016 ($22 m, +18% CER)
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates, tables contain rounding differences
Net sales by geographic region

	Third quarter 2016			First nine months 2016
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Americas(1)	$167	11%	49%	$464	5%	48%
Europe / Middle East / Africa	$100	1%	30%	$309	7%	32%
Asia-Pacific / Japan	$70	21%	21%	$196	10%	20%
(1) Americas excluding U.S. HPV. Q3 2016 (+14% CER) and 9M 2016 (+8% CER)
Q3 and 9M 2016: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates, tables contain rounding differences
Sample to Insight portfolio building momentum
QIAGEN is building momentum behind its Sample to Insight portfolio and capturing growth opportunities in molecular testing across the continuum from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB Gold, the modern standard for detecting latent tuberculosis infections (LTBI), was cited in a final recommendation issued by the U.S. Preventive Services Task Force (USPSTF) in September as a test proven to be reliable. The Task Force recommended primary care clinicians screen adult patients in groups at high risk for LTBI. Also in the third quarter, QIAGEN continued to work closely with the U.S. Food and Drug Administration (FDA) to resolve issues related to a warning letter received in May 2016.

•
QIAGEN expects a strong 2016 performance for commercialization of the GeneReader NGS System despite litigation-related challenges in the United States. Development of selected chemistry components involved in GeneReader has been accelerated after a U.S. district court in California issued a preliminary injunction in September as part of patent litigation filed by a competitor. QIAGEN continues to believe its intellectual property position in next-generation sequencing is strong, and also is pursuing legal means to have this decision reviewed. As a result of the injunction, QIAGEN is currently not allowed to market or commercialize GeneReader to new U.S. customers. In the rest of the world, commercialization is gaining momentum amid very positive customer response to the first truly complete Sample to Insight NGS workflow. Outside the U.S., QIAGEN is moving forward with enhancements to GeneReader, launching protocols in October for using the QIAsymphony system as a higher-throughput option for sample processing in next-generation sequencing.

•
QIAGEN continued to expand its portfolio of liquid biopsy solutions with the launch of the QIAseq cfDNA All-in-One Kit, the first dedicated solution for use on any NGS platform that combines cell-free DNA extraction and library preparation for liquid biopsy analysis. An enhanced bioinformatics workflow for hereditary and rare diseases offers unique capabilities for research using liquid biopsies in non-invasive prenatal testing (NIPT) and cancer biomarker discovery. These universal solutions were introduced at the American Society for Human Genetics (ASHG) annual meeting in October.

Initiatives to sustain faster sales while delivering margin gains
After a period of investment to support QIAGEN’s transformation into a molecular testing leader, a series of initiatives are well underway to support faster sales momentum while delivering margin gains. Goals of the initiatives are to improve efficiency and accountability through targeted actions, and key actions are being implemented in the fourth quarter of 2016 and into 2017. The initiatives involve closing the Valencia, California, site as well as plans to spin off certain activities at the site in Hombrechtikon, Switzerland, before closure; expanding the use of shared service centers and global centers of excellence to bring together activities at key locations; streamlining selected organizational structures to reduce complexity; realigning the roles of global and regional marketing teams and also creating new global centers of excellence for certain marketing functions; and optimizing sales channels to better engage with customers, including greater use of digital channels. A pre-tax restructuring charge of approximately $75 million (or about $0.22-0.23 per share after taxes) is planned for the fourth quarter of 2016, including approximately $35 million of non-cash items. Furthermore, pre-tax restructuring charges of approximately $10 million (or about $0.03 per share after taxes) are planned to be taken over the course of 2017. In line with QIAGEN’s policy, these restructuring charges will not be excluded from adjusted results. Any related workforce reductions will be handled in a socially responsible manner with respect for affected employees and in compliance with local labor laws.
$250 million synthetic share repurchase on track for completion in January 2017
As part of a commitment to return $300 million of capital to shareholders by the end of 2017, a proposal to return $250 million to shareholders via a synthetic share repurchase received nearly 100% approval at the Extraordinary General Meeting in October. This type of program, which has been used by other large, multinational Dutch companies, combines a direct capital repayment with a reverse stock split. Details and dates (including public communication of final capital repayment amount, conversion ratio and record date) will be announced following expiration of a two-month creditor objection period required under Dutch law. QIAGEN intends to return the balance of the $300 million commitment, which is funded with cash reserves, through open-market share repurchases during 2017, and expects to maintain its current unrated, investment-grade credit profile.

2016 outlook
For the full-year 2016, QIAGEN continues to expect sales growth of about 6-7% CER, which is based on achieving the prior guidance (January 2016) for about 6% CER growth and the addition of about $10 million of first-time sales during the second half of the year from the Exiqon acquisition. About one percentage point of total CER growth is expected from the MO BIO acquisition (December 2015) and about five percentage points of organic growth (including about one percentage point of headwind from reduced U.S. HPV test sales). For the full-year 2016, QIAGEN expects to achieve its previously announced guidance for adjusted diluted EPS of about $1.10-1.11 CER on an underlying basis, but for adjusted results to be approximately $0.87-0.88 CER per share when including the expected restructuring charge of about $0.22-0.23 per share to be recorded in the fourth quarter. Based on exchange rates as of October 1, 2016, currency movements against the U.S. dollar are expected to have an adverse impact on results of about one to two percentage points on full-year 2016 net sales, and about $0.01-0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2016.
For the fourth quarter of 2016, net sales are expected to rise approximately 8% CER, which is based on solid growth from the current portfolio (including one percentage point of headwind from reduced U.S. HPV sales, offset by about one percentage point of sales growth from the MO BIO acquisition) and about $5 million of contributions from the Exiqon acquisition. Adjusted diluted EPS is expected to be about $0.38 CER on an underlying basis, and about $0.15-0.16 CER including the expected restructuring charge. Based on exchange rates as of October 1, 2016, QIAGEN expects currency movements to have no meaningful impact on results for the fourth quarter.
Initial 2017 outlook
For full-year 2017, QIAGEN is providing initial guidance for net sales growth of approximately 6-7% CER, with expectations for accelerating organic growth, and for adjusted diluted EPS of approximately $1.25-1.27 CER per share. This outlook for adjusted EPS is based on operating and financial leverage that include anticipated benefits from completion of the planned $300 million share repurchases in 2017 and efficiency actions in 2016, but excludes the expected $0.03 per share of restructuring costs to be taken in 2017. QIAGEN intends to provide further details at its Analyst & Investor Day on November 15 in New York (live webcast and replay available at www.qiagen.com).
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Wednesday, November 2, 2016, at 17:00 ET / 21:00 GMT / 22:00 CET. A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2016, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts:

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+ 49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Commmunications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except share data)	2016	2015
Net sales	338,685	314,561
Cost of sales	117,879	109,915
Gross profit	220,806	204,646
Operating expenses:
Research and development	36,202	35,568
Sales and marketing	94,442	88,759
General and administrative, integration and other	33,339	24,562
Acquisition-related intangible amortization	9,851	9,586
Total operating expenses	173,834	158,475
Income from operations	46,972	46,171
Other income (expense):
Interest income	1,658	1,283
Interest expense	(9,626)	(9,206)
Other expense, net	(2,374)	(684)
Total other expense, net	(10,342)	(8,607)
Income before income taxes	36,630	37,564
Income taxes	2,922	3,550
Net income	33,708	34,014
Net (loss) income attributable to noncontrolling interest	(53)	84
Net income attributable to the owners of QIAGEN N.V.	33,761	33,930

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.29	$0.27

Diluted shares used in computing diluted net income per common share (in thousands)	238,343	237,105

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2016	2015
Net sales	971,476	932,446
Cost of sales	355,025	329,388
Gross profit	616,451	603,058
Operating expenses:
Research and development	118,082	107,471
Sales and marketing	287,185	267,200
General and administrative, integration and other	89,943	78,210
Acquisition-related intangible amortization	29,387	28,888
Total operating expenses	524,597	481,769
Income from operations	91,854	121,289
Other income (expense):
Interest income	4,676	3,028
Interest expense	(28,370)	(27,746)
Other expense, net	(41)	(10,585)
Total other expense, net	(23,735)	(35,303)
Income before income taxes	68,119	85,986
Income taxes	(1,426)	7,502
Net income	69,545	78,484
Net loss attributable to noncontrolling interest	(101)	(46)
Net income attributable to the owners of QIAGEN N.V.	69,646	78,530

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.29	$0.33
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.71	$0.74

Diluted shares used in computing diluted net income per common share	237,453	237,172

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2016
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	338.7	220.8	47.0	36.6	(2.9)	8%	33.8	$0.14
Adjustments:
Business integration and acquisition-related items	—	0.4	9.7	9.7	(2.8)		6.9	0.03
Purchased intangibles amortization	—	20.2	30.1	30.1	(10.1)		20.0	0.09
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.8	1.8		2.5	0.01
Total adjustments	—	20.6	39.8	45.6	(11.1)		34.4	0.15
Adjusted results	338.7	241.4	86.8	82.2	(14.0)	17%	68.2	$0.29

* Using 238.3 M diluted shares

Three months ended September 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	314.6	204.6	46.2	37.6	(3.6)	10%	33.9	$0.14
Adjustments:
Business integration and acquisition-related items	—	(2.1)	2.7	2.7	(0.6)		2.1	0.01
Purchased intangibles amortization	—	19.8	29.4	29.4	(7.7)		21.8	0.09
Non-cash interest expense charges	—	—	—	4.8	—		4.8	0.02
Other special income and expense items	—	—	—	0.6	—		0.6	0.01
Total adjustments	—	17.7	32.1	37.5	(8.3)		29.3	0.13
Adjusted results	314.6	222.3	78.3	75.1	(11.9)	16%	63.2	$0.27

* Using 237.1 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2016
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	971.5	616.5	91.9	68.1	1.4	NM	69.6	$0.29
Adjustments:
Business integration and acquisition-related items	—	6.7	28.0	28.0	(8.1)		19.9	0.09
Purchased intangibles amortization	—	60.0	89.4	89.4	(30.0)		59.4	0.25
Non-cash interest expense charges	—	—	—	14.8	—		14.8	0.06
Other special income and expense items	—	—	—	1.6	3.9		5.5	0.02
Total adjustments	—	66.7	117.4	133.8	(34.2)		99.6	0.42
Adjusted results	971.5	683.2	209.3	201.9	(32.9)	16%	169.2	$0.71

* Using 237.5 M diluted shares
NM - Not meaningful

Nine months ended September 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	932.4	603.1	121.3	86.0	(7.5)	9%	78.5	$0.33
Adjustments:
Business integration and acquisition-related items	0.3	(1.6)	9.2	9.2	(2.9)		6.3	0.03
Purchased intangible amortization	—	64.6	93.5	93.5	(27.8)		65.7	0.28
Non-cash interest expense charges	—	—	—	14.3	—		14.3	0.06
Other special income and expense items	—	—	0.6	11.0	(0.2)		10.8	0.04
Total adjustments	0.3	63.0	103.3	128.0	(30.9)		97.1	0.41
Adjusted results	932.7	666.1	224.6	214.0	(38.4)	18%	175.6	$0.74

* Using 237.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	354,646	290,011
Short-term investments	109,693	130,817
Accounts receivable, net	260,039	273,853
Income taxes receivable	26,443	26,940
Inventories, net	144,710	136,586
Prepaid expenses and other current assets	67,529	70,121
Deferred income taxes	—	33,068
Total current assets	963,060	961,396
Long-term assets:
Property, plant and equipment, net	460,509	442,944
Goodwill	1,962,514	1,875,698
Intangible assets, net	623,272	636,421
Deferred income taxes	7,671	2,036
Other long-term assets	311,118	260,622
Total long-term assets	3,365,084	3,217,721
Total assets	4,328,144	4,179,117
Liabilities and Equity
Current liabilities:
Accounts payable	40,874	52,306
Accrued and other current liabilities	196,963	192,069
Income taxes payable	12,284	21,515
Deferred income taxes	—	2,463
Total current liabilities	250,121	268,353
Long-term liabilities:
Long-term debt	1,069,440	1,049,026
Deferred income taxes	40,357	75,726
Other long-term liabilities	302,526	224,058
Total long-term liabilities	1,412,323	1,348,810
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2016 and in 2015	2,812	2,812
Additional paid-in capital	1,764,653	1,741,167
Retained earnings	1,273,605	1,227,509
Accumulated other comprehensive loss	(249,070)	(259,156)
Less treasury shares at cost - 5,460 and 6,702 shares in 2016 and in 2015, respectively	(126,300)	(152,412)
Total equity attributable to the owners of QIAGEN N.V.	2,665,700	2,559,920
Noncontrolling interest	—	2,034
Total equity	2,665,700	2,561,954
Total liabilities and equity	4,328,144	4,179,117

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended
	September 30,
(in $ thousands)	2016	2015
Cash flows from operating activities:
Net income	69,545	78,484
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	156,695	139,666
Non-cash impairments	—	2,189
Amortization of debt discount and issuance costs	15,288	14,908
Share-based compensation expense	23,038	22,575
Excess tax benefits from share-based compensation	(448)	(2,513)
Deferred income taxes	(11,695)	(7,899)
Loss on early redemption of debt	717	7,564
(Gain) loss on marketable securities	(1,360)	1,948
Changes in fair value of contingent consideration	(5,501)	(2,466)
Other items, net including fair value changes in derivatives	3,621	8,774
Net changes in operating assets and liabilities:
Accounts receivable	19,050	5,221
Inventories	(13,602)	(24,992)
Prepaid expenses and other	7,856	35,106
Other long-term assets	4,607	4,225
Accounts payable	(14,876)	(3,411)
Accrued and other current liabilities	(6,270)	(20,440)
Income taxes	(1,121)	(19,301)
Other long-term liabilities	(3,965)	(8,903)
Net cash provided by operating activities	241,579	230,735

Cash flows from investing activities:
Purchases of property, plant and equipment	(54,846)	(67,683)
Proceeds from sale of equipment	22	103
Purchases of intangible assets	(12,694)	(14,432)
Purchases of investments	(21,375)	(5,596)
Cash paid for acquisitions, net of cash acquired	(90,490)	(7,097)
Purchases of short-term investments	(436,249)	(190,508)
Proceeds from sales of short-term investments	458,883	274,125
Other investing activities	(6,505)	(6,055)
Net cash used in investing activities	(163,254)	(17,143)

Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	—	(86)
Repayment of long-term debt	(6,738)	(251,398)
Principal payments on capital leases	(949)	(809)
Proceeds from subscription receivables	—	97
Excess tax benefits from share-based compensation	448	2,513
Proceeds from issuance of common shares	2,562	9,117
Purchase of treasury shares	—	(20,818)
Other financing activities	(11,156)	(836)
Net cash used in financing activities	(15,833)	(262,220)
Effect of exchange rate changes on cash and cash equivalents	2,143	(13,088)
Net increase (decrease) in cash and cash equivalents	64,635	(61,716)
Cash and cash equivalents, beginning of period	290,011	392,667
Cash and cash equivalents, end of period	354,646	330,951

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	241,579	230,735
Purchases of property, plant and equipment	(54,846)	(67,683)
Free Cash Flow	186,733	163,052
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.